

February 25, 2014

Via E-mail
Vincent Tianquan Mo, Executive Chairman
SouFun Holdings Limited
F9M, Building 5, Zone E, Hanwei International Plaza
Fengmao South Road
Fengtai District, Beijing 100070
The People's Republic of China

> **Re: SouFun Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 3, 2013**
> **Form 6-K**
> **Filed February 13, 2014**
> **File No. 001-34862**

Dear Mr. Mo:

We have reviewed your letter dated January 30, 2014 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 15, 2014.

Form 20-F for the Fiscal Year Ended December 31, 2012

Financial Statements

Notes to the Consolidated Financial Statements

Note 22. Segment Reporting, page F-67

1.   We note your response to prior comment 5 regarding the basis for concluding that you have only one reportable segment. Please further clarify the basis for your conclusion in

light of the information provided in response to prior comment 11 in your letter dated November 15, 2013. Specifically, in your January 30, 2014 response letter, you state that no discrete financial information is available for the product groups. However, in your November 15, 2013 response letter, you state that your annual budget and operating budget include specific budgets for your four product groups, which include the revenue and profit target and planned expenditures. Furthermore, in your January 30, 2014 response, you state that management members' performance bonus plan is primarily determined based on the Company's consolidated net profit margin. However, in your November 15, 2013 response letter, you indicate that the annual and operating budget, which includes specific budgets for your four product groups, as noted above, is the basis for measuring performance of management. Your November 15, 2013 response letter further indicates that you have segment managers responsible for these components. Please note that if expenses related to every function of an organization are not allocated to a component, this does not preclude it from being characterized as a reportable segment. It appears that revenues are earned and expenses are incurred at the product group level and operating performance information by product group is made available to your CODM when assessing performance and making resource allocations. To the extent that the product groups represent reportable segments, ensure that you consider the disclosures in ASC 280-10-50-20 through 50-31 and address segment results within your Operating and Financial Review and Prospects section.

2.   We note your response to prior comment 5 regarding disclosure of revenue by product group. Please further explain what consideration you gave to providing the amount of revenue from each of these product groups in the notes to your financial statements in accordance with ASC 280-10-50-40. Your response appears to explain the basis for the presentation of revenue on your statements of comprehensive income. The amounts of revenue disclosed in the notes should be based on the financial information used to produce your financial statements. In this regard, the amounts should be prepared on a consistent basis and reconcile to your financial statements.

Form 6-K filed February 13, 2014

3.   In light of your significant growth during the fourth quarter and fiscal year ended December 31, 2013, it appears that underlying financial and non-financial metrics would be relevant to an investor's understanding of the drivers and reasons for that growth and whether the changes represent a trend that will continue. Tell us what financial or non-financial key metrics management uses to measure profitability and performance and what consideration was given to providing an analysis of the qualitative and quantitative changes in these measures during each of the periods presented. For example only, consider discussing the number of registered members, as noted from your earnings call on February 10, 2014, as well as the number of subscribers and the number of postings per subscriber for your listing services, as noted from your earnings call on November 10, 2013. In this regard, tell us what consideration you have given to disclosing key metrics

in your discussion and analysis of operating and financial review and prospects section in your next Form 20-F. Refer to Section III.B of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief